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Filed Pursuant to Rule 424(b)(4)
Registration No. 333-220284

        PROSPECTUS

CANADIAN IMPERIAL BANK OF COMMERCE

791,814 Common Shares
Offered by the Selling Shareholder

        This prospectus relates to common shares of Canadian Imperial Bank of Commerce ("CIBC") that may be sold by the selling shareholder identified in this prospectus from time to time. The common shares offered under this prospectus by the selling shareholder have been or may be issued to the selling shareholder subject to and accordance with a purchase and sale agreement dated as of July 7, 2017 pursuant to which CIBC acquired the operating subsidiaries of Geneva Holding Company of Chicago, LLC, which were transferred to the selling shareholder prior to the closing of the transaction. In connection with the acquisition, CIBC agreed to file with the Securities and Exchange Commission (the "SEC") a registration statement covering the resale of the common shares offered under this prospectus. CIBC will not receive any of the proceeds from the sale of the common shares hereunder.

        The selling shareholder may sell the common shares described in this prospectus in a number of different ways and at varying prices. For more information about how the selling shareholder may sell their common shares, see the section of this prospectus titled "Plan of Distribution."

        CIBC common shares trade under the symbol "CM" on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE").

        Investing in CIBC's common shares involves risks. See "Risk Factors" on page 3, and under similar headings in other documents that are incorporated by reference into this prospectus.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is September 8, 2017.

i

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus, including the documents that are incorporated by reference, contains forward-looking statements within the meaning of certain securities laws, including the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation.

        These statements include, but are not limited to, statements about the operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies, the regulatory environment in which CIBC operates and its outlook for calendar year 2017 and subsequent periods. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate", "forecast", "target", "objective" and other similar expressions or future or conditional verbs such as "will", "should", "would" and "could." By their nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond CIBC's control, affect its operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of the forward-looking statements. These factors include, among others: credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of CIBC's risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where CIBC operates, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision's global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in CIBC's estimates of reserves and allowances; changes in tax laws; changes to CIBC's credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on CIBC's business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of CIBC's business infrastructure; potential disruptions to CIBC's information technology systems and services; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to CIBC and its affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations, including as a result of market and oil price volatility; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where CIBC has operations, including increasing Canadian household debt levels and global credit risks; CIBC's success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; CIBC's ability to attract and retain key employees and executives; its ability to successfully execute its strategies and complete and integrate acquisitions and joint ventures; the risk that expected synergies and benefits of the acquisition of PrivateBancorp, Inc. will not be realized within the expected time frame or at all; and CIBC's ability to anticipate and manage the risks associated with these factors.

        This list is not exhaustive of the factors that may affect any of CIBC's forward-looking statements. Additional information about these factors can be found in the "Management of Risk" sections of CIBC's 2016 Annual Report and its 2017 Third Quarter Report (each as defined below), each of which is incorporated by reference in this prospectus. These and other factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. CIBC does not undertake to update any forward-looking statement that is contained in this prospectus or the documents incorporated by reference, except as required by law.

PRESENTATION OF FINANCIAL INFORMATION

        CIBC prepares its consolidated financial statements, including comparative information, in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. Pursuant to SEC rules, CIBC is permitted to present its financial statements in accordance with IFRS without a reconciliation to U.S. GAAP.

        Additionally, CIBC publishes its consolidated financial statements in Canadian dollars. In this prospectus, currency amounts are stated in Canadian dollars, unless specified otherwise. References to "$," "Cdn$" and "dollars" are to Canadian dollars, and references to "US$" are to U.S. dollars. As indicated in the table below, the Canadian dollar has fluctuated in value compared to the U.S. dollar over the last five years.

        The table below sets forth the high and low daily noon buying rates, the average yearly rate and the rate at period end between Canadian dollars and U.S. dollars (in U.S. dollars per Canadian dollar) for the five-year period ended October 31, 2016 and for each of February, March, April, May, June, July and August (through August 18) of 2017. On August 18, 2017, the latest date for which information is available, the Canadian dollar noon buying rate was U.S.$0.7946. The reference to the "noon buying rate" is the rate in The City of New York for cable transfers in foreign currencies as announced by the U.S. Federal Reserve Bank of New York for customs purposes on a specified date.

PERIOD	HIGH	LOW	AVERAGE RATE(1)	AT PERIOD END
Year Ended October 31
2012	1.0299	0.9536	0.9969	1.0006
2013	1.0164	0.9454	0.9774	0.9589
2014	0.9602	0.8857	0.9150	0.8872
2015	0.8900	0.7455	0.7979	0. 7644
2016	0.7972	0.6853	0.7550	0.7461
February 2017	0.7691	0.7549	0.7629	0.7549
March 2017	0.7531	0.7405	0.7470	0.7507
April 2017	0.7538	0.7316	0.7443	0.7316
May 2017	0.7433	0.7275	0.7350	0.7409
June 2017	0.7703	0.7400	0.7523	0.7703
July 2017	0.8041	0.7692	0.7873	0.8041
August 2017 (through August 18)	0.7974	0.7846	0.7905	0.7946

(1)
The average of the noon buying rates for each year are based on the noon buying rates on the last business day of each full month during the relevant year.

 CANADIAN IMPERIAL BANK OF COMMERCE

        CIBC is a diversified financial institution governed by the Bank Act (Canada) (the "Bank Act"). CIBC's registered and head office is located in Commerce Court, Toronto, Canada, M5L 1A2. CIBC was formed in 1961 through the amalgamation of The Canadian Bank of Commerce (originally incorporated in 1858) and Imperial Bank of Canada (originally incorporated in 1875).

        Additional information with respect to CIBC's businesses is included in the documents incorporated by reference into this prospectus. See "Documents Incorporated by Reference" in this prospectus.

Background of Transaction and Share Registration

        On July 7, 2017, Atlantic Trust Group, LLC ("Atlantic Trust"), an indirect wholly-owned subsidiary of Canadian Imperial Bank of Commerce, entered into a purchase and sale agreement pursuant to which it agreed to acquire the operating subsidiaries of Geneva Holding Company of Chicago, LLC ("Geneva"). Prior to the closing of the transaction (the "Closing") on August 31, 2017, these operating subsidiaries were transferred to The Matterhorn Delaware Directed Trust (the "Selling Shareholder") as part of a liquidation of Geneva. Pursuant to such purchase and sale agreement, Atlantic Trust paid the Selling Shareholder at the Closing approximately $133 million in upfront consideration, through the payment of approximately $31 million in cash and the issuance to the Selling Shareholder of 1,204,344 shares of CIBC common stock (the "Closing Date Shares"). Additionally, contingent consideration of up to $65 million in the aggregate may become payable following the Closing, subject to achievement of certain metrics relating to the performance of the acquired business. Such additional consideration may be payable to the Selling Shareholder in a combination of cash and shares of CIBC common stock (the "Earn-out Shares") on the second and third anniversaries of the Closing, depending on the extent to which such metrics are achieved. In connection with the acquisition, CIBC agreed to file with the SEC one or more registration statements covering the resale of the Closing Date Shares and the Earn-out Shares. On July 28, 2017, CIBC filed a registration statement covering 990,000 of the Closing Date Shares. The shares of CIBC common stock covered by this prospectus (the "Registered Shares") include the balance of the Closing Date Shares and an estimate of the maximum number of Earn-out Shares that may be issued in the future pursuant to the purchase and sale agreement.

RISK FACTORS

        CIBC's business is subject to uncertainties and risks. You should carefully consider and evaluate all of the information included and incorporated by reference in this prospectus, including the risk factors incorporated by reference from CIBC's Annual Report on Form 40-F for the fiscal year ended October 31, 2016 (the "2016 Annual Report"), including the categories of risks identified and discussed in the "Management of risk" section of CIBC's management's discussion and analysis included in the 2016 Annual Report, the "Management of risk" section of CIBC's management's discussion and analysis included in CIBC's Form 6-K with respect to CIBC's Report to Shareholders for the Third Quarter, 2017 (the "2017 Third Quarter Report"), and from time to time in other filings with the SEC. CIBC encourages you to read these risk factors in their entirety. In addition to these risks, other risks and uncertainties not presently known to CIBC or that it currently deems immaterial may also adversely affect its business operations and financial condition. Such risks could cause actual results to differ materially from anticipated results. This could cause the trading price of CIBC's common shares to decline, perhaps significantly, and investors may lose part or all of their investment.

COMPARATIVE PER SHARE MARKET PRICE

        CIBC common shares are listed on the TSX and the NYSE under the trading symbol "CM." The table below sets forth, for the periods indicated, the per share high and low closing prices for CIBC common shares as reported on the TSX and the NYSE. TSX closing prices of CIBC common shares are presented in Canadian dollars and the NYSE closing prices of CIBC common shares are presented in U.S. dollars.

	CIBC common shares TSX (in C$)		CIBC common shares NYSE (in US$)
	High	Low	High	Low
Annual information for the past five calendar years
2012	82.49	69.70	83.40	67.10
2013	91.58	74.10	87.22	70.23
2014	107.16	85.49	97.61	77.14
2015	102.74	86.00	85.28	64.73
2016	112.00	83.33	85.28	57.54
Quarterly information for the past two years and subsequent quarters:
2015, quarter ended
January 31	107.16	88.18	94.44	69.42
April 30	97.62	89.26	81.23	71.08
July 31	96.99	89.55	80.18	68.65
October 31	102.74	86.00	77.94	64.73
2016, quarter ended
January 31	101.22	83.42	76.58	57.54
April 30	101.76	83.33	81.01	59.86
July 31	104.19	96.84	82.08	74.32
October 31	104.46	97.51	80.75	74.46
2017, quarter ended
January 31	113.16	97.76	86.29	72.96
April 30	119.86	109.71	91.10	80.61
July 31	109.57	104.87	86.84	77.61
Monthly information for the most recent six months
February 2017	119.40	111.61	91.10	85.71
March 2017	119.86	113.78	89.30	85.31
April 2017	115.89	109.71	86.46	80.61
May 2017	109.57	105.24	80.16	77.92
June 2017	107.43	104.87	81.59	77.61
July 2017	109.19	106.06	86.84	81.75
August 2017 (to August 28)	109.28	105.45	86.24	83.95

        Fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar will affect any comparisons of CIBC common shares traded on the TSX and CIBC common shares traded on the NYSE.

CONSOLIDATED CAPITALIZATION

        The table below sets forth our consolidated capitalization as of July 31, 2017. This table should be read in conjunction with our unaudited consolidated financial statements and the management's discussion and analysis of financial condition and results of operations filed as an exhibit to our Form 6-K filed on August 24, 2017 and which is incorporated by reference in this prospectus.

	As at July 31, 2017
	(C$ in millions)
Subordinated Indebtedness	C$	3,195
Shareholders' Equity:
Preferred Shares		1,796
Common shares		12,197
Contributed surplus		137
Retained earnings		15,535
Accumulated other comprehensive income (AOCI)		167
Total Shareholders' Equity		29,832
Non-controlling interests		190
Total Capitalization	C$	30,022

USE OF PROCEEDS

        All of the common shares being offered hereby are being sold by the Selling Shareholder. While CIBC will bear a portion of the costs, expenses and fees in connection with the registration of the common shares, it will not receive any of the proceeds from the sale of the common shares by the Selling Shareholder. See "Selling Shareholder."

DESCRIPTION OF CIBC SHARE CAPITAL

        Set forth below is a summary of the material terms of CIBC's share capital and material provisions of the Bank Act and CIBC's by-laws as they relate to CIBC's share capital. The following summary is not complete and is qualified in its entirety by the Bank Act, CIBC's by-laws and the actual terms and conditions of such shares. We urge you to read the provisions of the Bank Act (in particular, Sections 372-408 and the definitions in Sections 2.2 and 8) and CIBC's by-laws, which are relevant to a full understanding of CIBC's share capital. Copies of CIBC's by-laws are available, without charge, to any person by following the instructions listed in the section entitled "Where You Can Find More Information."

CIBC Share Capital

        CIBC's authorized share capital consists of (i) an unlimited number of common shares, without nominal or par value, (ii) an unlimited number of Class A preferred shares, without nominal or par value, provided that the maximum aggregate consideration for all outstanding Class A preferred shares at any time may not exceed C$10 billion and (iii) an unlimited number of Class B preferred shares, without nominal or par value, provided that the maximum aggregate consideration for all outstanding Class B preferred shares at any time may not exceed C$10 billion. As at July 31, 2017, CIBC had issued and outstanding 436,058,553 common shares, 72,000,000 Class A preferred shares (Series 39, 41, 43 and 45) and no Class B preferred shares.

CIBC Common Shares

Shareholder Meetings and Voting

        A holder of common shares is entitled to notice of and to attend all shareholders' meetings, except meetings at which only holders of a specified class or series of shares are entitled to vote, and for all purposes will be entitled to one vote for each common share held.

Size of Board of Directors

        The Bank Act requires that the number of directors on CIBC's board of directors be at least seven. All directors of CIBC are elected annually. The Bank Act also requires that at least a majority of the directors on CIBC's board of directors must be, at the time of each director's election or appointment, resident Canadians.

Dividends

        The holders of common shares are entitled to receive dividends as and when declared by the board of directors of CIBC, subject to the preference of holders of preferred shares.

Liquidation Rights

        In the event of liquidation, dissolution or winding up of CIBC, after payment of all outstanding deposits and debts and subject to the preference of any shares ranking senior to the common shares, the holders of common shares will be entitled to a pro rata distribution of the remaining assets of CIBC.

Preemptive, Subscription, Redemption and Conversion Rights

        The holders of common shares have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of the common shares are subject to the rights of the holders of preferred shares.

CIBC Preferred Shares

        Class A preferred shares and Class B preferred shares are issuable in series with such rights, privileges, restrictions and conditions as the board of directors of CIBC, subject to the provisions of the Bank Act, may determine from time to time.

        The Bank Act requires that banks maintain adequate capital in relation to their operations. The Superintendent of Financial Institutions (Canada) establishes capital adequacy requirements for issuances of regulatory capital by banks. These requirements include that all regulatory capital must be able to absorb losses in a failed financial institution. Effective January 1, 2013, in accordance with capital adequacy requirements adopted by the Superintendent of Financial Institutions (Canada), non-common capital instruments issued after January 1, 2013, including preferred shares, must include non-viability contingent capital provisions, providing for the full and permanent automatic conversion (an "NVCC Automatic Conversion") of such non-common capital instruments into common shares upon the occurrence of certain trigger events relating to financial viability (the "NVCC Provisions") in order to qualify as regulatory capital.

Certain Conditions of the Class A Preferred Shares as a Class

Priority

        Each series of Class A preferred shares rank on a parity with every other series of Class A preferred shares and rank in priority to the Class B preferred shares and the common shares of CIBC with respect to the payment of dividends and on the distribution of assets in the event of the liquidation, dissolution or winding-up of CIBC, provided that an NVCC Automatic Conversion as contemplated under the NVCC Provisions applicable to a series of Class A preferred shares has not occurred.

Restrictions on Creation of Additional Class A Preferred Shares

        In addition to any shareholder approvals required by applicable law, including the Bank Act, the approval of the holders of the Class A preferred shares given in the manner described under the section titled "Modification" below, is required for any increase in the maximum aggregate consideration for which the Class A preferred shares may be issued and for the creation of any shares ranking prior to or on a parity with the Class A preferred shares.

Modification

        Approval of amendments to the provisions of the Class A preferred shares as a class and any other authorization required to be given by the holders of Class A preferred shares may be given by a resolution carried out by an affirmative vote of not less than 66 2/3% of the votes cast at a meeting at which the holders of 10% of the outstanding Class A preferred shares are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the shareholders then-present would form the necessary quorum.

Rights on Liquidation

        In the event of the liquidation, dissolution or winding-up of CIBC, provided that a NVCC Automatic Conversion as contemplated under the NVCC Provisions applicable to a series of Class A preferred shares has not occurred, the holders of the Class A preferred shares will be entitled to receive an amount equal to the price at which such shares are issued together with such premium, if any, as shall have been provided for with respect to the Class A preferred shares of any series, together with all declared and unpaid dividends, before any amount is paid or any assets of CIBC are distributed to the holders of any shares ranking junior to the Class A preferred shares. Upon payment to the holders of the Class A preferred shares of the amounts so payable to them, they will not be entitled to share in any further distribution of the assets of CIBC. If an NVCC Automatic Conversion as contemplated under the NVCC Provisions applicable to a series of Class A preferred shares has occurred, all of the Class A preferred shares of such series shall have been converted into common shares of CIBC in accordance with a pre-determined conversion formula specified at the time of issuance of the Class A preferred shares of such series and will rank on parity with all other common shares of CIBC.

Voting Rights

        Subject to the provisions of the Bank Act, the directors of CIBC are empowered to set voting rights, if any, for each series of Class A preferred shares.

Contingent Conversion of Certain Series of Class A Preferred Shares

        All of CIBC's currently outstanding Class A preferred shares (Series 39, 41 and 43) were issued after January 1, 2013 and, accordingly, contain NVCC Provisions in their respective share terms and conditions. The number of common shares into which such Class A preferred shares would be converted upon an NVCC Automatic Conversion will be determined in accordance with a pre-determined conversion formula specified at the time of issuance of such Class A preferred shares.

Bank Act Restrictions Related to Share Ownership

        The Bank Act contains restrictions on the issue, transfer, acquisition, beneficial ownership and voting of all shares of a chartered bank such as CIBC. By way of summary, no person shall be a major shareholder of a bank if the bank has equity of C$12 billion or more (which would include CIBC). A person is a major shareholder of a bank where (i) the aggregate of the shares of any class of voting shares beneficially owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person (as contemplated by the Bank Act) is more than 20% of that class of voting shares or (ii) the aggregate of the shares of any class of non-voting shares beneficially owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person (as contemplated by the Bank Act) is more than 30% of that class of non-voting shares. No person shall have a significant interest in any class of shares of a bank, including CIBC, unless the person first receives the approval of the Minister of Finance (Canada). For purposes of the Bank Act, a person has a significant interest in a class of shares of a bank where the aggregate of any shares of the class beneficially owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person (as contemplated by the Bank Act) exceeds 10% of all of the outstanding shares of that class of shares of such bank. If a person contravenes any of these restrictions, the Minister of Finance may, by order, direct that person to dispose of all or any portion of those shares.

        In addition, the Bank Act prohibits a bank, including CIBC, from recording in its securities register the transfer or issuance of shares of any class to Her Majesty in right of Canada or of a province, an agent or agency of Her Majesty in right of Canada or of a province, a government of a foreign country or any political subdivision of a foreign country, or an agent or agency of a foreign government. The Bank Act also suspends the exercise of any voting rights attached to any share of a bank, including CIBC, that is beneficially owned by Her Majesty in right of Canada or of a province, an agency of Her Majesty in right of Canada or of a province, a government of a foreign country or any political subdivision of a foreign country, or any agency thereof. Certain exceptions apply.

        Under the Bank Act, CIBC cannot purchase any of its shares, including its common shares, or redeem any of its redeemable shares unless the prior consent of the Superintendent of Financial Institutions (Canada) has been obtained. In addition, the Bank Act prohibits a bank from purchasing any of its shares or redeeming any of its redeemable shares or paying any dividends if there are reasonable grounds for believing that the bank is, or the payment would cause the bank to be, in contravention of the Bank Act's requirement to maintain, in relation to the bank's operations, adequate capital and adequate and appropriate forms of liquidity and to comply with any regulations or directions of the Superintendent of Financial Institutions (Canada) in relation thereto.

Bank Act Implications for the Amendments to the Rights, Privileges, Restrictions and Conditions of CIBC's Share Capital

        Under the Bank Act, the rights of holders of CIBC's shares can be changed by the board of directors of CIBC by making, amending or repealing the by-laws of CIBC. The board of directors of CIBC must submit such by-law, or amendment to or repeal of a by-law, to the shareholders of CIBC in accordance with the procedures of the Bank Act and the by-laws of CIBC, and the shareholders must approve the by-law, amendment to or repeal of the by-law, by special resolution to be effective. Under the Bank Act, a special resolution is a resolution passed by not less than two-thirds of the votes cast by or on behalf of the shareholders who voted in respect of that resolution or signed by all the shareholders entitled to vote on that resolution. In some circumstances, the Bank Act mandates that holders of shares of a class or a series are entitled to vote separately as a class or series on a proposal to amend the by-laws of the bank.

 SELLING SHAREHOLDER

        This prospectus relates to the offer of the Registered Shares, all of which are being offered for resale by the Selling Shareholder. As described above under "Canadian Imperial Bank of Commerce—Background of Transaction and Share Registration," the Selling Shareholder acquired a portion of the Registered Shares from CIBC at the Closing and may receive Earn-out Shares included in the Registered Shares if the business CIBC acquired achieves future performance milestones on the second and third anniversaries of the Closing. The Selling Shareholder may from time to time offer and sell pursuant to this prospectus any or all of the Registered Shares.

        The following table sets forth certain information regarding the Selling Shareholder and its beneficial ownership of CIBC common shares, including all Closing Date Shares, but excluding the up to 577,470 Earn-out Shares. Beneficial ownership is determined in accordance with the Rule 13d-3(a) of the Exchange Act, and generally includes voting or investment power with respect to securities. The table is based upon information provided by the Selling Shareholder. The table assumes that all Closing Date Shares being offered by the Selling Shareholder pursuant to this or any other prospectus are ultimately sold. The Selling Shareholder may sell some, all or none of its shares covered by this or any other prospectus, and as a result the actual number of shares that will be held by the Selling Shareholder upon termination of the offering may exceed the minimum number set forth in the table.

Name of Selling Shareholder	Common Shares Owned Before Offering(1)	Percentage of Class Prior to the Offering(2)	Total Common Shares Offered Hereby(1)	Common Shares Owned Following the Offering(1)(3)	Percentage of Class Following the Offering
The Matterhorn Delaware Directed Trust(4)	1,204,344	*	214,344	0	*
c/o The Bryn Mawr Trust Company of Delaware
20 Montchanin Road,
Suite 100
Greenville, Delaware 19807

*
Represents beneficial ownership of less than one percent (1%) of CIBC's outstanding common shares.

(1)
Excludes any of up to 577,470 Earn-out Shares, as they are not deemed beneficially owned by the Selling Shareholder.

(2)
Based on 436,058,553 common shares outstanding as at July 31, 2017.

(3)
Assumes all 990,000 Closing Date Shares subject to the F-3 registration statement filed on July 27, 2017 are also sold.

(4)
The Matterhorn Delaware Directed Trust was formed on July 7, 2017. The trustee is The Bryn Mawr Trust Company of Delaware. Immediately prior to the Closing, Geneva will transfer to the trust all of Geneva's assets and the members of Geneva as of that time will become the beneficiaries of the trust. The trustee will take directions as to disposition and, as applicable, voting of the CIBC common shares and other assets from a management committee comprised of the following members of Geneva: Robert C. Bridges, Thomas S. Bridges, Amit Dhawan and John P. Huber.

        Except for being a holder of CIBC securities listed in the table above and as described above under "Canadian Imperial Bank of Commerce–Background of Transaction and Share Registration," the Selling Shareholder has not had any position, office or other material relationship with CIBC within the past three years.

PLAN OF DISTRIBUTION

        The Selling Shareholder may, from time to time, sell any or all of the common shares it beneficially owns and that are offered hereby.

        The sales may be made on one or more securities exchanges or in the over-the-counter market or otherwise, at prices and on terms then prevailing or at prices related to the then current market price or otherwise negotiated, or in negotiated transactions.

        The Selling Shareholder may effect such transactions by selling the common shares directly or to or through broker-dealers or agents. The common shares may be sold by the Selling Shareholder directly or through broker-dealers or agents by one or more of, or a combination of, the following:

  •
  on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

  •
  in the over-the-counter market;

  •
  in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

  •
  broker-dealers may agree with the Selling Shareholder to sell a specified number of such shares at a stipulated price per share;

  •
  a block trade (which may include crosses) in which the broker or dealer so engaged will attempt to sell the common shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker or dealer as principal and resale by such broker or dealer for its account;

  •
  ordinary brokerage transactions and transactions in which the broker solicits purchasers;

  •
  in privately negotiated transactions;

  •
  in short sales;

  •
  through the writing of options on the shares, whether or not the options are listed on an options exchange;

  •
  through distributions of the shares by the Selling Shareholder to its beneficiaries; and

  •
  any other method permitted pursuant to applicable law.

        The Selling Shareholder may also sell shares under Rule 144 under the Securities Act, if available, or pursuant to other available exemptions from the registration requirements under the Securities Act, rather than pursuant to this prospectus.

        Broker-dealers may receive compensation in the form of commissions and may receive commissions from purchasers of the securities for whom they may act as agents. If any broker-dealer purchases the securities as principal, it may effect resales of the securities from time to time to or through other broker-dealers, and other broker-dealers may receive compensation in the form of concessions or commissions from the purchasers of securities for whom they may act as agents.

        In connection with sales of the common shares under this prospectus, the Selling Shareholder may enter into hedging transactions with broker-dealers, who may in turn engage in short sales of the common shares in the course of hedging the positions they assume. The Selling Shareholder also may sell common shares short and deliver them to close out the short positions or loan or pledge the common shares to broker-dealers that in turn may sell them. In addition, from time to time, the Selling Shareholder may pledge, hypothecate or grant a security interest in some or all of the securities owned by it. In the event of an event of default, upon any foreclosure by pledgees, secured parties or persons to whom any of the common shares have been hypothecated, the number of the Selling Shareholder's securities offered under this prospectus will decrease.

        The Selling Shareholder and any broker-dealers or agents that are involved in selling the shares covered by this prospectus may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

        To CIBC's knowledge, there are currently no plans, arrangements or understandings between the Selling Shareholder and any broker-dealer or agent regarding the sale of the shares covered by this prospectus by such Selling Shareholder. If the Selling Shareholder notifies CIBC that a material arrangement has been entered into with a broker-dealer or other agent for the sale of shares through a block trade, special offering or secondary distribution, CIBC may be required to file a prospectus supplement pursuant to applicable SEC rules promulgated under the Securities Act.

        There can be no assurance that the Selling Shareholder will sell any or all of the common shares registered pursuant to the registration statement of which this prospectus forms a part.

        CIBC is required to pay a portion of the fees and expenses incident to the registration of the common shares covered by this prospectus.

        Once sold under the registration statement of which this prospectus forms a part, the common shares will be freely tradable in the hands of persons other than CIBC's affiliates.

LIMITATIONS ON ENFORCEMENT OF U.S. LAWS AGAINST CIBC, ITS MANAGEMENT AND OTHERS

        CIBC is a Canadian chartered bank. Many of its directors and executive officers, including many of the persons who signed the registration statement on Form F-3, of which this prospectus is a part, and some of the experts named in this document, are resident outside of the United States, and a substantial portion of CIBC's assets and all or a substantial portion of the assets of such persons are located outside of the United States. As a result, it may be difficult for United States investors to effect service of process within the United States upon such persons to enforce against them judgments of the courts of the United States predicated upon, among other things, the civil liability provisions of the federal securities laws of the United States. In addition, it may be difficult for United States investors to enforce, in original actions brought in courts in jurisdictions located outside of the United States, among other things, civil liabilities predicated upon such securities laws.

        CIBC has been advised by Blake, Cassels & Graydon LLP, its Canadian counsel, that a judgment of a United States court may be enforceable in Canada if: (a) there is a real and substantial connection between the events, persons and circumstances and the forum in which the United States proceedings occur such that the United States court properly assumed jurisdiction; (b) the United States judgment is final and conclusive and for a sum certain; (c) the defendant was properly served with originating process from the United States court; and (d) the United States law that led to the judgment is not contrary to Canadian public policy, as that term would be applied by a Canadian court. CIBC has been advised that in normal circumstances, only civil judgments and not other rights arising from United States securities legislation (for example, penal or similar awards made by a court in a regulatory prosecution or proceeding) are enforceable in Canada. The enforceability of a United States judgment in Canada will be subject to the requirements that: (i) an action to enforce the United States judgment must be commenced in the Canadian court within any applicable limitation period; (ii) the Canadian court has discretion to stay or decline to hear an action on the United States judgment if the United States judgment is under appeal or there is another subsisting judgment in any jurisdiction relating to the same cause of action; (iii) the Canadian court will render judgment only in Canadian dollars; and

(iv) an action in the Canadian court on the United States judgment may be affected by bankruptcy, insolvency or other laws of general application limiting the enforcement of creditors' rights generally. The enforceability of a United States judgment in Canada will be subject to the following defenses: (i) the United States judgment was obtained by fraud or in a manner contrary to the principles of natural justice; (ii) the United States judgment is for a claim which under the law of the applicable Canadian province would be characterized as based on a foreign revenue, expropriatory, penal or other public law; (iii) the United States judgment is contrary to the public policy of the applicable Canadian province or to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to in these statutes; and (iv) the United States judgment has been satisfied or is void or voidable under United States law.

LEGAL MATTERS

        Unless otherwise specified in the prospectus supplement, certain legal matters under Canadian law relating to the securities offered by a prospectus supplement will be passed upon on behalf of CIBC by Blake, Cassels & Graydon LLP. Certain legal matters in connection with the offering relating to United States law will be passed upon on behalf of CIBC by Mayer Brown LLP. Counsel for any underwriters, dealers or agents will be named in the applicable prospectus supplement.

EXPERTS

        The consolidated financial statements of CIBC as at October 31, 2016 and 2015 and for the years ended October 31, 2016, 2015 and 2014 incorporated in this prospectus from the 2016 Annual Report and the effectiveness of internal control over financial reporting of CIBC as of October 31, 2016, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their reports which are incorporated by reference. Such consolidated financial statements have been so incorporated herein by reference in reliance upon the reports given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        CIBC files or furnishes annual reports, current reports and other information with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As CIBC is a "foreign private issuer," under the rules adopted under the Exchange Act it is exempt from certain of the requirements of the Exchange Act, including the proxy and information provisions of Section 14 of the Exchange Act and the reporting and liability provisions applicable to officers, directors and significant shareholders under Section 16 of the Exchange Act.

        You may read and copy any reports, statements or other information filed by CIBC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services.

        The SEC maintains a website that contains reports, proxy statements and other information, including those filed by CIBC, at www.sec.gov. You may also access the SEC filings and obtain other information about CIBC through the website maintained by CIBC at www.cibc.com. The information contained in those websites is not incorporated by reference in, or in any way part of, this prospectus.

        CIBC files reports, statements and other information with the Canadian provincial and territorial securities administrators. CIBC filings are also electronically available to the public from the Canadian System for Electronic Document Analysis and Retrieval, the Canadian equivalent of the SEC's EDGAR system, at www.sedar.com.

 DOCUMENTS INCORPORATED BY REFERENCE

        As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement and the exhibits to the registration statement. In addition, the SEC allows CIBC to "incorporate by reference" information into this prospectus, which means that CIBC can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information included directly in this prospectus. This prospectus incorporates by reference the documents set forth below that CIBC has previously filed with the SEC, in each case to the extent filed and not furnished. These documents contain important information about the companies and their financial condition.

CIBC Filings with the SEC (File No. 1-14678)	Period and/or Filing Date
Annual Report on Form 40-F	Year ended October 31, 2016, as filed December 1, 2016
Report of Foreign Private Issuer on Form 6-K	Quarter ended July 31, 2017, as filed August 24, 2017
Report of Foreign Private Issuer on Form 6-K	Quarter ended April 30, 2017, as filed May 25, 2017
Report of Foreign Private Issuer on Form 6-K	Quarter ended January 31, 2017, as filed February 23, 2017
Report of Foreign Private Issuer on Form 6-K	Filed May 25, 2017 (with respect to CIBC's Computation of Ratio of Earnings to Fixed Charges)
Report of Foreign Private Issuer on Form 6-K	Filed May 25, 2017 (with respect to the reporting of the declaration of dividends)
Report of Foreign Private Issuer on Form 6-K	Filed May 16, 2017
Report of Foreign Private Issuer on Form 6-K	Filed May 4, 2017
Report of Foreign Private Issuer on Form 6-K	Filed March 30, 2017
Report of Foreign Private Issuer on Form 6-K	Filed March 10, 2017
Report of Foreign Private Issuer on Form 6-K	Filed March 9, 2017

        In addition, any documents filed on Form 40-F or furnished on Form 6-K (if and to the extent expressly provided therein) by CIBC with the SEC, after the date of the filing of this prospectus and prior to the completion or withdrawal of any offering hereunder or, if later, the date on which any of CIBC's affiliates ceases offering and selling the securities offered hereby, shall be deemed to be incorporated by reference in this prospectus and the registration statement of which this prospectus forms a part.

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        You can request a copy of the documents referred to above, excluding exhibits that are not specifically incorporated by reference herein, at no cost, by writing or telephoning CIBC at Canadian Imperial Bank of Commerce, Commerce Court, Toronto, Ontario, Canada M5L 1A2, Attention: Investor Relations, telephone: (416) 980-6657.

 EXPENSES OF ISSUANCE

        The following table sets forth the estimated expenses in connection with the offering described in this prospectus.

Amount to be Paid
Securities and Exchange Commission filing fee	$7,641
Legal fees and expenses	$14,359
Accounting fees and expenses	$2,500
Printing expenses	$500

Total expenses	$25,000

        CIBC will pay a portion of the above fees and expenses. All expenses are estimated.